ZIMMER HOLDINGS, INC.
345 East Main Street
Warsaw, Indiana 46580

March 3, 2004

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0405

Re:	Zimmer Holdings, Inc. Withdrawal of Registration Statement on Form S-4 (File No. 333-111533)

Ladies and Gentlemen:

     Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Zimmer Holdings, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s registration statement on Form S-4 (File No. 333-111533) and all exhibits thereto (collectively, the “Registration Statement”).

     The Registration Statement, which was originally filed with the Commission on December 23, 2003, relates to a proposed merger of a wholly owned subsidiary of the Registrant and Implex Corp. (“Implex”). The merger agreement contemplated that the shareholders of Implex would receive an initial amount of shares of the Registrant’s common stock and deferred, contingent earn-out payments, also payable in the Registrant’s common stock. The Registration Statement has not been declared effective and no proxies have been solicited nor have any securities been issued or sold pursuant to the Registration Statement.

     Pursuant to the terms of the merger agreement, the parties contemplated the possibility of proceeding with the merger on a restructured cash basis if the transaction had not been completed by March 31, 2004. The parties have now determined that it is unlikely that the merger can be consummated within the contemplated timeframe. As a result, the parties have agreed to proceed with the acquisition on a cash basis.

     Accordingly, the Registrant hereby requests that the Commission grant the withdrawal of the Registration Statement and credit to the Registrant’s account all fees paid by the Registrant in connection with the filing of the Registration Statement for future use by the Registrant pursuant to Rule 457(p) promulgated under the Securities Act.

     We have been advised by Implex that it intends to distribute a proxy statement and solicit proxies from its shareholders in connection with the proposed cash merger. As we have previously discussed with Mr. Ritenour, Implex will not be required to file the proxy statement with the Commission as it is not subject to the proxy solicitation rules of the Securities Exchange Act of 1934, as amended.

     With respect to the Staff’s comment letter dated January 26, 2004, the Registrant intends to respond, as appropriate, to the Staff’s comments relating to future filings of the Registrant’s periodic reports. With respect to the Staff’s comments regarding the pro forma financial information contained in the Registrant’s Current Report on Form 8-K/A filed on December 16, 2003, the Registrant intends to amend the financial information in response to those comments.

     If you have any questions with respect to this matter, please contact the Registrant’s counsel, David C. Worrell of Baker & Daniels, at (317) 237-1110.

Sincerely, Zimmer Holdings, Inc.
By:	/s/ David C. Dvorak
David C. Dvorak

cc:	David C. Worrell
John Kandravy
David Ritenour
Mary Beth Breslin